SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Jacada Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.04 per share

(Title of Class of Securities)

M6184R101

(CUSIP Number)

Robert B. Ashton

Kinetic Catalyst Partners LLC

6 Occom Ridge

Hanover, NH 03755

(603) 540-2244

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 8, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Name of Reporting Person Kinetic Catalyst Partners LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 209,317

	8	Shared Voting Power 0

	9	Sole Dispositive Power 209,317

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Reporting Person 209,317

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.0%

14	Type of Reporting Person OO

CUSIP No. M6184R101		13D

1	Name of Reporting Person Robert B. Ashton

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 478,383

	8	Shared Voting Power 0

	9	Sole Dispositive Power 478,383

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Reporting Person 478,383

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.5%

14	Type of Reporting Person IN

CUSIP No. M6184R101	13D

This Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (“Amendment No. 1”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on February 12, 2015 (as amended, the “Schedule 13D” or this “Statement”), with respect to the Ordinary Shares, par value NIS 0.04 per share (the “Ordinary Shares”), of Jacada Ltd., an Israeli company (the “Company”).  The Company reports that its principal executive offices are located at 11 Shenkar Street, P.O. Box 12175, Herzliya, 46725, Israel.  Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D.

Item 2.  Identity and Background.

This Statement is filed by Kinetic Catalyst Partners LLC (the “Fund”), a Delaware limited liability company, with respect to the Ordinary Shares directly owned by it, and Robert B. Ashton who serves as the portfolio manager for the Fund, and in this capacity, has the power to direct the voting and disposition of the Ordinary Shares beneficially owned by the Fund and who also has beneficial ownership of certain Ordinary Shares in his individual capacity.

Each of the Fund and Mr. Ashton is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

The principal business of the Fund is serving as a private investment fund. The principal occupation of Mr. Ashton is that of private investor and serving as the portfolio manager for the Fund. Mr. Ashton is a U.S. citizen. The business address of each of the Fund and Mr. Ashton is 6 Occom Ridge, Hanover, NH 03755.

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Ordinary Shares reported as owned by the Reporting Persons in this Statement, including brokerage commissions, was approximately $1,669,745.  The source of funds was working capital of the Fund and Mr. Ashton’s personal funds.

Item 4.  Purpose of Transaction.

On October 13, 2015, the Reporting Persons sent a letter to the Company, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

The Reporting Persons acquired the Ordinary Shares reported in this Statement for investment purposes.  The Reporting Persons may in the future acquire additional Ordinary Shares or dispose of some or all of the Ordinary Shares held by the Reporting Persons in open-market transactions or privately

CUSIP No. M6184R101	13D

negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the Ordinary Shares, on such terms and at such times as the Reporting Persons may deem advisable.

Except as set forth herein, none of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)                                 The Reporting Persons beneficially own in the aggregate 478,383 Ordinary Shares, which represents approximately 11.5% of the Company’s outstanding Ordinary Shares.

Each of the Fund and Mr. Ashton holds the number and percentage of the Ordinary Shares disclosed as beneficially owned by them in the applicable table set forth on the cover page to this Statement. Mr. Ashton has beneficial ownership of the 219,266 Ordinary Shares that he holds individually and in an IRA account over which he has sole voting and dispositive power and 49,800 Ordinary Shares that have been gifted to accounts for Mr. Ashton’s children established under the Uniform Transfer to Minors Act and over which shares, as a trustee for such accounts, Mr. Ashton retains the sole voting and dispositive power. In addition, as the portfolio manager for the Fund, Mr. Ashton has the sole power to direct the voting and disposition of the Ordinary Shares beneficially owned by the Fund. Mr. Ashton expressly disclaims beneficial ownership of the Fund’s Ordinary Shares.

Each percentage ownership of Ordinary Shares set forth in this Statement is based on the 4,159,386 Ordinary Shares reported by the Company as outstanding as of December 31, 2014 in its Annual Report on Form 20-F filed with the Securities and Exchange Commission with respect to its fiscal year ended December 31, 2014.

(b)                                 The Fund beneficially owns, and has the sole power to direct the voting and disposition of, the Ordinary Shares disclosed as beneficially owned by the Fund in the applicable table set forth on the cover page to this Statement. Mr. Ashton, as the portfolio manager of the Fund, has the sole power to direct the voting and disposition of the Ordinary Shares held by the Fund.  See also Item 5(a) above.

(c)                                  The transactions effected by each of the Reporting Persons in the Ordinary Shares during the past 60 days are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 1, which agreement is set forth on the signature page to this Statement.

CUSIP No. M6184R101	13D

Item 7.  Material to Be Filed as Exhibits.

99.1                        Letter to the Company, dated October 13, 2015.

99.2                        Joint Filing Agreement (set forth on the signature page).

CUSIP No. M6184R101	13D

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Ordinary Shares of the Company.

Dated: October 13, 2015

KINETIC CATALYST PARTNERS LLC

/s/ Robert B. Ashton
Robert B. Ashton
Manager

/s/ Robert B. Ashton
Robert B. Ashton

Schedule A

Transactions by the Reporting Persons in the past 60 days:

Kinetic Catalyst Partners LLC:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)

08/24/2015	2,955	4.25
09/24/2015	616	4.00

(Continued on the next page.)

Robert B. Ashton:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
08/20/2015	200	4.36
08/31/2015	446	4.15
08/31/2015	100	4.11
09/02/2015	1,249	4.10
09/16/2015	1,000	3.75
10/05/2015	1,756	4.50
10/08/2015	16,396	4.49